Exhibit 1.1   English Translation
              -------------------






                            ARTICLES OF ASSOCIATION

                                       OF

                        HUANENG POWER INTERNATIONA, INC.

                               TABLE OF CONTENTS

                                                                           Page

CHAPTER 1  GENERAL PROVISIONS.................................................2

CHAPTER 2  PURPOSE AND BUSINESS SCOPE.........................................3

CHAPTER 3  SHARES AND REGISTERED CAPITAL......................................3

CHAPTER 4  TRANSFER AND REDUCTION OF CAPITAL  AND REPURCHASE OF SHARES........6

CHAPTER 5  FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES.....................7

CHAPTER 6  SHARE CERTIFICATES AND SHAREHOLDERS 'REGISTER......................8

CHAPTER 7  RIGHTS AND OBLIGATIONS OF A SHAREHOLDER...........................11

CHAPTER 8  SHAREHOLDERS' GENERAL MEETINGS....................................12

CHAPTER 9  SPECIAL PROCEDURES FOR CLASS MEETINGS.............................17

CHAPTER 10  BOARD OF DIRECTORS...............................................19

CHAPTER 11  COMPANY SECRETARY................................................24

CHAPTER 12  GENERAL MANAGER OF THE COMPANY...................................24

CHAPTER 13  SUPERVISORY COMMITTEE............................................25

CHAPTER 14  QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS,
              GENERAL MANAGER AND OTHER SENIOR OFFICERS OF THE COMPANY.......26

CHAPTER 15  ACCOUNTING SYSTEM AND ALLOCATION OF PROFITS......................31

CHAPTER 16  APPOINTMENT OF ACCOUNTING FIRMS..................................32

CHAPTER 17  MERGER AND DIVISION OF THE COMPANY...............................34

CHAPTER 18  DISSOLUTION AND LIQUIDATION OF THE COMPANY.......................35

CHAPTER 19  PROCEDURES FOR AMENDING THE COMPANY'S ARTICLES OF ASSOCIATION....36

CHAPTER 20  NOTICES..........................................................37

CHAPTER 21  RESOLUTION OF DISPUTES...........................................37

CHAPTER 22  INTERPRETATION OF THESE ARTICLES OF ASSOCIATION..................38

                            ARTICLES OF ASSOCIATION

                                       OF

                       HUANENG POWER INTERNATIONAL, INC.


                                   CHAPTER 1

                               GENERAL PROVISIONS


                  Article 1 The Company was established as a joint stock limited company in accordance with the "Standard Opinion for Joint Stock Limited Companies" and other relevant laws and administrative regulations.

                  These Articles of Association (hereinafter referred to as the "Articles of Association" or the "Company's Articles of Association") are formulated in accordance with the "Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), the "Special Regulations of the State Council Relating to Issuance of Shares and Overseas Listing of Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations"), the "Mandatory Provisions of the Articles of Association for Companies Listing Overseas" (hereinafter referred to as the "Mandatory Provisions") and the relevant provisions of other applicable laws and administrative regulations together with the articles of association adopted by the First General Shareholders Meeting held on June 30, 1994 (hereinafter referred as the "Original Articles").

                  The State Commission for Restructuring the Economic System of the People's Republic of China, pursuant to the document Ti Gai Sheng (1994) No. 74, and the Ministry of Foreign Trade and Economic Cooperation of the People's Republic of China, pursuant to the document Wai Jing Mao Han Zi No. 338, approved the establishment of the Company by way of promotion on June 30, 1994.. The Company registered at the State Administration for Industry and Commerce of the People's Republic of China and obtained its business license on June 30, 1994. The number of its business license is Qi Gu Guo Zi No. 000496.

                  The total number of shares held by the promoters is 3,750,000,000. The promoters of the Company and their respective number of shares are:


1.  Huaneng International Power Development Corporation             2,011,500,000 shares     40.23%
2.  Hebei Provincial Construction Investment Corporation            452,500,000 shares       9.04%
3.  Fujian Investment & Development Company                         407,250,000 shares       8.15%
4.  Jiangsu Province Investment Company                             312,375,000 shares       6.25%
5.  Liaoning Energy Corporation                                     226,125,000 shares       4.52%
6.  Dalian Municipal Construction Investment Company                226,125,000 shares       4.52%
7.  Nantong Municipal Construction &  Investment Company            67,875,000 shares        1.36%
8.  Shantou Electric Power Development Company                      46,500,000 shares        0.93%



                  Article 2 The registered name of the Company is:

Chinese:   [GRAPHIC OMITTED]
English:   Huaneng Power International, Inc.
English Abbreviation:  HPI

                  Article 3 The legal address of the Company is :

West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, People's Republic of China.

Postal code:      100031
Telephone number: 66491999
Facsimile number: 66491888

                  Article 4 The legal representative of the Company is the Chairman of the Board of Directors.

                  Article 5 The Company is a permanently existing joint stock limited company.

                  Article 6 The Articles of Association shall become effective after adoption at the shareholders' general meeting and approval by the responsible company approval authority as authorized by the State Council. The Company's Articles of Association shall replace the Original Articles in their entirety when the Articles of Association become effective and shall constitute the rules governing the organization and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders.

                  Article 7 The Articles of Association are binding on the Company and its shareholders, directors, supervisors, general manager and other senior executives; the aforementioned persons may raise claims concerning the affairs of the Company in accordance with these Articles of Association.

                  Unless in violation of Article 21 of the Articles of Association, a shareholder may file suits against the Company in accordance with the Articles of Association and vice versa. Shareholders may file suits against each other in accordance with the Articles of Association and a shareholder may file suits against the directors, supervisors, general manager and other senior officers of the Company in accordance with the Articles of Association.

                  For purposes of these Article of Association, suits include court proceedings or applications for arbitration proceedings.

                  Article 8 Subject to approval of the responsible company approval authority authorized by the State Council, the Company may operate as a holding company in accordance with its management and operation requirements pursuant to Article 12(2) of the Company Law. The Company may invest in other limited liability corporations and limited joint stock corporations, and the Company's liability to the corporation so invested is limited to the amount of the capital contribution invested therein by the Company.

                                   CHAPTER 2

                           PURPOSE AND BUSINESS SCOPE

                  Article 9 The purpose of the Company shall be: to absorb domestic and foreign capital, develop the electric power industry, serve the national economic construction, continuously improve management expertise and economic efficiency of the Company by applying share-based incentives and drawing on advanced managerial experience, and provide stable earnings for shareholders.

                  Article 10 The business scope of the Company shall be (subject to the business scope approved by the authority responsible for registration of the Company): investment, construction, operation and management of power plants and development, investment and operation of other export-oriented enterprises related to power plants.

                                   CHAPTER 3

                         SHARES AND REGISTERED CAPITAL

                  Article 11 The Company shall have ordinary shares at all times. The Company may issue other types of shares subject to the approval of the responsible company approval authority authorized by the State Council and its own requirements.

                  Article 12 All shares issued by the Company shall have par value. The par value shall be one Renminbi each.

                  Article 13 Upon approval by the responsible securities authority of the State Council, the Company may issue shares to both domestic investors and foreign investors.

                  The aforementioned foreign investors are investors of foreign countries, Hong Kong, Macau and Taiwan who subscribe for shares of the Company. Domestic investors refers to investors in the PRC, excluding the aforementioned areas, who subscribe for shares of the Company.

                  Article 14 Shares issued by the Company to domestic investors and are subscribed in Renminbi are referred to as domestic shares. Shares issued by the Company to foreign investors and subscribed in foreign currency are referred to as foreign shares. Foreign invested shares listed overseas are referred to as overseas listed foreign shares.

                  Article 15 With approval of the responsible company approval authority authorized by the State Council, the aggregate number of the ordinary shares initially issued by the Company is 5 billion shares, 3.75 billion of which is issued to the promoters (domestic shares) upon establishment of the Company, constituting 75% (seventy-five percent) of the total number of ordinary shares then issued by the Company.

                  1.25 billion of the ordinary shares initially issued upon establishment of the Company is overseas listed foreign shares and constitutes 25% (twenty-five percent) of the total number of ordinary shares then issued by the Company.

                  With adoption of a special resolution at a shareholders' general meeting of the Company and approval of relevant PRC government authorities, the Company has issued and allotted additional 250,000,000 overseas listed foreign shares and 400,000,000 domestic shares on March 4, 1998. The share structure of the Company after the aforementioned share issue and allotment is as follows: total 5.65 billion ordinary shares, 4.15 billion of which are held by holders of domestic shares, constituting 73.45% of the total number of ordinary shares issued by the Company, and 1.5 billion of which are held by holders of overseas listed foreign shares, constituting 26.55% of the total number of ordinary shares issued by the Company.

                  With adoption of a special resolution at a shareholders' general meeting of the Company and the approval of relevant PRC government authorities, the Company has issued 350,000,000 domestic shares in 2001, which consist of 250,000,000 listed domestic shares and 100,000,000 unlisted domestic shares.

                  After the aforementioned additional share issue and allotment by the Company, the share structure of the Company is as follows: total 6.0 billion ordinary shares, 250 million of which are listed domestic shares, constituting 4.17% of the total number of ordinary shares issued by the Company, 4.25 billion of which are unlisted domestic shares, constituting 70.83% of the total number of ordinary shares issued by the Company, and 1.5 billion of which are overseas listed foreign shares, constituting 25% of the total number of ordinary shares issued by the Company.

                  With adoption of a special resolution of the shareholders' general meeting of the Company, the Company paid to its shareholders total stock dividend equal to 3,013,835,600 shares from its distributable profit, and distributed 3,013,835,600 shares to it shareholders by conversion of its capital reserve into registered capital of the Company.

                  The present share capital of the Company consists of 12,055,383,440 outstanding ordinary shares, of which:

                  1. Huaneng International Power Development Corporation holds 5,197,680,000 shares, constituting 43.12% of the total number of shares of the Company;

                  2. Hebei Provincial Construction Investment Company holds 904,500,000 shares, constituting 7.50% of the total number of shares of the Company;

                  3. Jiangsu Provincial International Trust & Investment Company holds 624,750,000 shares, constituting 5.18% of the total number of shares of the Company;

                  4. Fujian International Trust & Investment Company holds 561,700,000 shares, constituting 4.66% of the total number of shares of the Company;

                  5. Liaoning Energy Investment (Group) Co., Ltd. holds 459,370,000 shares, constituting 3.81% of the total number of shares of the Company;

                  6. Dalian Municipal Construction & Investment Company holds 452,250,000 shares, constituting 3.75% of the total number of shares of the Company;

                  7. Nantong Investment Management Center holds 135,750,000 shares, constituting 1.13% of the total number of shares of the Company;

                  8. Min Xin Holdings Ltd. holds 108,000,000 shares, constituting 0.90% of the total number of shares of the Company;

                  9. Shantou Power Development Joint Stock Company Ltd. holds 38,000,000 shares, constituting 0.32% of the total number of shares of the Company;

                  10. Dandong Energy Investment Development Center holds 13,000,000 shares, constituting 0.11% of the total number of shares of the Company;

                  11. Shantou Electric Power Development Company holds 5,000,000 shares, constituting 0.04% of the total number of shares of the Company;

                  12. Domestic public shareholders holds 500,000,000 shares, constituting 4.15% of the total number of shares of the Company; and

                  13. Foreign public shareholders holds 3,055,383,440 shares, constituting 25.34% of the total number of shares of the Company.

                  In case of any discrepancy between the aforementioned information relating to share structure of the Company and the particulars recorded in the register of shareholders described in Chapter 6 of the Articles, the information recorded in the register of shareholders shall prevail.

                  Article 16 With adoption of a special resolution at each of a class meeting of holders of domestic shares, a class meeting of holders of overseas listed foreign shares and an extraordinary general meeting of shareholders of the Company, together with approval of relevant PRC government authorities, the Company may issue notes overseas that can be converted into new overseas listed foreign shares. These convertible notes may have a maximum aggregate principal value of 200 million US Dollar . In addition, the Company may also, in accordance with the Over-Allotment Option, issue convertible notes with a maximum aggregate principal value of 30 million US Dollar (collectively referred to as the "Convertible Notes"). Pursuant to the conversion of the Convertible Notes, the maximum issuable number of the Company's new overseas listed foreign shares is 27,712,240 shares.

                  Article 17 Subject to approval of the Company's plans to issue overseas listed foreign shares and domestic shares by the securities regulatory authorities of the State Council, the Board of Directors of the Company may make arrangement to implement such plans for the issue of such shares.

                  The Company's plan to issue overseas listed foreign shares and domestic shares respectively pursuant to the provisions aforesaid may be implemented respectively within 15 months from the date of approval of the securities regulatory authorities of the State Council.

                  Article 18 The domestic shares and the overseas listed foreign shares to be issued by the Company subject to its share issue plan shall be fully subscribed in lump sum or, subject to the approval by the Securities regulatory authority of the State Council, in several installments under special circumstance when shares so issued are incapable of being fully subscribed in lump sum.

                  Article 19 The Company's registered capital is 12,055,383,440 billion Rmb.

                  Article 20 As required by its operations and business development, the Company may increase its capital in accordance with these Articles of Association.

                  The Company may increase its capital by the following means:

         (1) offering of new shares to unspecified investors;

         (2) placement of new shares to existing shareholders;

         (3) distribution of new shares to existing shareholders; and

         (4) any other means as permitted by laws or administrative regulations.

                  The Company shall effect the procedures necessary for capital increase and issue of new shares as set forth in applicable laws or administrative regulations following obtaining approval thereof pursuant to the Articles.

                  Article 21 Unless otherwise provided by applicable laws and administrative regulations, the shares of the Company shall be freely transferable and free from any liens.


                                   CHAPTER 4

                       TRANSFER AND REDUCTION OF CAPITAL
                            AND REPURCHASE OF SHARES

                  Article 22 The shares held by shareholders may be transferred according to laws.

         (1) The shares of the Company held by promoters may not be transferred within three years from the date of establishment of the company;

         (2) Shareholders shall transfer shares under its holding at legally established stock exchange;

         (3) The name of the transferee shall be recorded in the recorder of shareholders upon transfer of name-bearing share certificate; and

         (4) If a name-bearing share certificate is stolen, lost or destroyed, the shareholder may petition to a people's court to declare the certificate void in accordance with the procedures for public notice to assert claims as specified in the PRC Civil Procedure Law.

                  According to the public notice procedures, after the people's court has declared such share certificate void, the shareholder may apply to the company for issuance of a new share certificate.

                  Article 23 The Company may reduce its registered capital in accordance with these Articles of Association.

                  The Company shall prepare a balance sheet and an inventory of assets when it reduces its capital.

                  The Company shall notify its creditors within ten (10) days after the resolution to reduce the capital is passed and shall publish notice in newspapers at least three times within thirty (30) days after such resolution is passed. Creditors shall have the right within thirty (30) days of receiving such notice (or, for creditors who do not receive the notice within ninety (90) days of the date when the notice is first published) to demand repayment of their debts or a guarantee of repayment of their debts.

                  The share capital of the Company shall not be lower than the statutory minimum after the capital reduction.

                  Article 24 Subject to approval of the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedures provided in these Articles of Association:

         (1) cancellation of shares for reduction of capital;

         (2) merger with other companies which hold shares of the Company; and

         (3) other circumstances as permitted by law or administrative regulations.

                  Article 25 Upon approval of the relevant authority, the Company may repurchase its shares by one of the following ways:

         (1) making a general offer to all shareholders in proportion to their shareholding;

         (2) publicly repurchasing its shares on a stock exchange; and

         (3) entering into share repurchase contract outside a stock exchange.

                  Article 26 The Company shall obtain the approval of the shareholders' general meeting in accordance with these Articles of Association in case of repurchasing its shares through an off-exchange contract. The Company may terminate or amend such contract or waive any of its rights therein with the prior approval of shareholders' general meeting obtained in the same manner.

                  A contract to repurchase shares referred to in the above paragraph includes but not limited to an agreement to assume obligations and obtain rights in each case relating to repurchase of shares of the Company.

                  The contract to repurchase its own shares by the Company or any right therein may not be assigned by the Company.

                  Article 27 Shares repurchased by the Company in accordance with law shall be cancelled within the time limit prescribed by law or administrative regulations. The Company shall also apply for registration of the change in the registered capital to the original responsible company approval authority.

                  The aggregate par value of the cancelled shares shall be reduced from the Company's registered capital.

                  Unless in the course of liquidation, the Company shall comply with the following provisions in relation to repurchase of its issued shares:

         (1) where the Company repurchases shares of the Company at par value, the amount of payment shall be deducted from the book value of the distributable profit of the Company or from the proceeds of issue of new shares for that purpose;

         (2) where the Company repurchases shares of the Company at a premium to their par value, amount of payment equal to the par value shall be deducted from the book value of the distributable profit of the Company or from the proceeds of issue of new shares for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

                  (i) if the shares being repurchased were issued at par value, payment shall be made out of the book value of the distributable profit of the Company;

                  (ii) if the shares being repurchased were issued at a premium, payment shall be made out of the book value of the distributable profit of the Company or out of the proceeds of issue of new shares for that purpose, provided that the amount paid out of the proceeds of the new share issue shall not exceed the aggregate premium received by the Company on the issue of the shares repurchased nor the current amount of the Company's capital reserve account (including the premiums on the fresh issue);

         (3) payment by the Company for the purposes of the following shall be made from the Company's distributable profit;

                  (i) obtaining the right to repurchase shares of the Company;

                  (ii) making amendment to the contract to repurchase shares of the Company; and

                  (iii) releasing of any of the Company's obligations under any contract to repurchase shares of the Company; and

         (4) after the aggregate par value of those cancelled shares are reduced from the Company's registered capital in accordance with the relevant regulations, the amount made out of the company's attributable profit for repurchase of the par value of the shares repurchased shall be transferred to the Company's capital reserve account.


                                   CHAPTER 5

                 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

                  Article 28 The Company or any of its subsidiaries shall not at any time give any form of financial assistance to a person who is acquiring or is preparing to acquire shares of the Company. The person referred to in this paragraph includes any person who, directly or indirectly, incurs a liability for the purpose of acquiring the Company's shares.

                  The Company or any of its subsidiaries shall not give any form of financial assistance to such person mentioned in the preceding paragraph for the purpose of discharging his liability.

                  This Article 28 shall not apply to the circumstances in
Article 30 hereunder.

                  Article 29 "Financial assistance" referred in this Chapter includes (but not limited to) the following:

         (1) financial assistance given by way of gifts;

         (2) financial assistance given by way of guarantees (including the provision of an undertaking or assets to secure performance of obligations by the obligor) or indemnity, other than an indemnity in respect of the Company's negligence or misconduct, by way of release or waiver;

         (3) financial assistance given by way of a loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party to such other agreement, or by way of the novation of, or the assignment of rights arising under, a loan or such other agreement;

         (4) any other financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

                  Bearing obligations stated in this chapter includes changing one's financial position by making an agreement or arrangement (whether enforceable or unenforceable, and whether made on his own account or with any other person) or any other means which changes its financial situation.

                  Article 30 The following transactions are not prohibited under Article 28:

         (1) the provision of financial assistance is actually for the interest of the Company and the Company's principal purpose of giving such assistance is not to purchase the shares of the Company, or the giving of the assistance, but an incidental part of some general purpose of the Company;

         (2) a distribution of the Company's assets by way of dividend lawfully declared;

         (3) the allotment of bonus shares;

         (4) a reduction of registered capital, a repurchase of shares, a reorganization of the share structure, etc. in compliance with these Articles of Association;

         (5) the Company providing loans in the ordinary course of business, where such lending is part of the scope of business of the Company (the Company's net assets shall not be thereby reduced or, to the extent that those assets are thereby reduced, the assistance is provided out of distributable profits);

         (6) the provision of money by the Company for contributions to employees' share plans (the Company's net assets shall not be thereby reduced or, to the extent that those assets are thereby reduced, the assistance is provided out of distributable profits).


                                   CHAPTER 6

                 SHARE CERTIFICATES AND SHAREHOLDERS 'REGISTER

                  Article 31 The share certificates of the Company shall be in registered form.

                  The share certificates of the Company shall contain the particulars stipulated by the Company Law, as well as those required by the stock exchange where the shares of the Company are listed.

                  Article 32 Share certificates shall be signed by the Chairman of the Board of Directors. If the stock exchange where the shares are listed requires other senior officers' signatures, such signatures shall be included. The share certificates shall be effective upon affixing the Company's seal or a facsimile seal. The share certificate shall only be sealed with the Company's seal under the authorization of the Board of Directors. Signature of the Chairman of the Board of Directors or other senior officers may be made by facsimile signatures.

                  Article 33 The Company shall maintain a register of shareholders and enter therein the following particulars:

         (1) name, address and occupation or description of each shareholder;

         (2) the number and classes of shares held by each shareholder;

         (3) the amount paid or agreed to be paid on the shares held by each shareholder;

         (4) the serial number of the shares held by each shareholder;

         (5) the date at which each holder was entered in the register as a shareholder;

         (6) the date at which each holder ceased to be a shareholder.

The register of shareholders shall be sufficient evidence, unless evidence to the contrary is shown, of shareholding in the Company.

                  Article 34 The Company may maintain the register of holders of overseas listed foreign shares outside the PRC in accordance with the memorandum of understanding and agreement made between the responsible securities authority of the State Council and the securities regulatory authority overseas and appoint an overseas agency for the management of such register. The original share register for holders of H Shares shall be maintained in Hong Kong. The Company shall maintain a copy of the register of holders of overseas listed foreign shares at the legal address of the Company. The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

                  In the event of inconsistency between the original and the copy of the register of holders of overseas listed foreign shares, the original version shall prevail.

                  Article 35 The Company shall maintain a complete register of shareholders.

                  The register of shareholders shall include the following parts:

         (1) the register of shareholders maintained at the legal address of the Company other than that specified in paragraphs (2) and (3) of this Article 35;

         (2) the Company's register of holders of overseas listed foreign shares maintained at the place where the stock exchange having the shares listed is located;

         (3) the register of shareholders deposited at other places decided by the Board of Directors as necessary for the listing of the Company's shares.

                  Article 36 The various parts of the register of shareholders shall not overlap. All transfers of the Company's shares shall be registered in the relevant part of the shareholders' register. The transfer of shares registered in a certain part of the shareholders' register shall not be registered in other parts of the shareholders' register during the existence of the registration of such shares.

                  The revision or reconfirmation of every part of the register of shareholders shall be made according to the law of the place where the register of shareholders is maintained.

                  All the fully paid-up H Shares can be freely transferred in accordance with these Articles of Association. However, the Board of Directors may refuse to recognize any instrument of transfer without giving any reason, unless:

         (1) a fee (for each instrument of transfer) of 2.5 Hong Kong Dollars or any higher fee as agreed by the Stock Exchange has been paid to the Company for registration of any transfer or any other document which is related to ownership of or change of ownership of H Shares;

         (2) the instrument of transfer only involved H Shares;

         (3) the stamp duty chargeable on the instrument of transfer has been paid;

         (4) the relevant share certificate and, upon the reasonable request of the Board of Directors, any evidence in relation to the right of the transferor to transfer the H Shares have been submitted;

         (5) if it is intended to transfer the H Shares to joint owners, then the maximum number of joint owners shall not exceed four (4); and

         (6) the Company does not have any lien on the H Shares.

                  If the Company refuses to register the transfer of a share or shares, the Company shall provide the transferor and transferee with a copy of notice of refusal to register such shares within two months of the date on which a transfer application was formally given to the Company.

                  Article 37 No registration of any change in the register of shareholders arising from a transfer of shares shall be effected within thirty
(30) days before the holding of a shareholders' general meeting or within five
(5) days before the decision is made on the basis of distribution of dividends by the Company.

                  Article 38 The Board of Directors shall fix a date as the date for the determination of shareholders for the purposes of holding shareholders' general meetings, distribution of dividends or liquidation and for other activities requiring determination of shareholders. Shareholders whose names are registered in the register of shareholders at the close of business on the date of determination shall be the shareholders of the Company.

                  Article 39 Any person objecting to the register of shareholders and requesting to have its name registered or removed from the register of shareholders may apply to a court with jurisdiction to have the register of shareholders amended.

                  Article 40 Any person who is a registered holder of shares in the Company or who claims to be entitled to have his name entered in the register of shareholders in respect of shares in the Company may, if it appears that the certificate relating to the shares (the "original share") is lost, apply to the company for a new certificate in respect of such shares (the "relevant share").

                  Holders of domestic shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedure set out in Article 150 of the Company Law.

                  If a shareholder of overseas listed shares loses his share certificate, the issue of a replacement share certificate shall comply with the following procedures:

              (1) The applicant shall submit an application to the Company in prescribed form accompanied by a notarial act or a statutory declaration made by the applicant stating the grounds upon which the application is made and the circumstances and the evidence of the loss, and that no other person is entitled to have his name entered in the register of shareholders in respect of the relevant shares.

              (2) Before the Company decides to issue the replacement new share certificate, no statement made by any person other than the applicant declaring that his name should be entered in the register of shareholders in respect of such shares shall have been received by the Company.

              (3) The Company shall, if it intends to issue a new share certificate, publish a notice of its intention at least once every thirty (30) days in a period of ninety (90) consecutive days in such newspapers as may be designated by the Board of Directors.

              (4) The Company shall have, prior to publication of its intention to issue a replacement new share certificate, delivered to the stock exchange on which its shares are listed a copy of the notice to be published and may publish the notice upon receiving confirmation from such stock exchange that the notice has been exhibited on the premises of the stock exchange. Such notice will be exhibited on the premises of the stock exchange for a period of 90 days.

              In the case of an application made without the consent of the registered holder of the Relevant Share, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

              (5) If, by the expiration of the 90-day period referred to in items (3) and (4) of this Article 40, the Company received no notice of objection to the issue of a replacement share certificate, the Company may issue a replacement new share certificate to the applicant according to his application.

              (6) Where the Company issues a replacement new share certificate under this Article 40, it shall forthwith cancel the original share certificate and enter the cancellation and issue in the register of shareholders accordingly.

              (7) All expenses relating to the cancellation of an original share certificate and the issue of a replacement new share certificate by the Company shall be borne by the applicant and the Company is entitled to refuse to take any action until a guarantee is provided by the applicant.

                  Article 41 After the Company issues a new share certificate in compliance with these Article of Association, the name of a bona fide purchaser who obtains such new share certificate or a shareholder registered afterwards as the holder of such shares (if a bona fide purchaser) shall not be removed from the shareholders' register.

                  Article 42 The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original certificate or the issuance of the new certificate, unless the claimant proves that the Company had acted deceitfully.

                                   CHAPTER 7

                    RIGHTS AND OBLIGATIONS OF A SHAREHOLDER

                  Article 43 Shareholders of the Company are persons who legally hold the shares of the Company and have their names registered on the register of shareholders.

                  A shareholder has rights and bears obligations in accordance with his shareholding and class of shares held by him. Shareholders with the same class of shares have the same rights and obligations.

                  Article 44 Holders of ordinary shares shall have the following rights:

         (1) to receive dividends or other form of distribution proportional to their shareholding;

         (2) to attend general meetings of shareholders and vote in person or by proxy;

         (3) to supervise the business operations and activities of the Company and to make proposals or inquiries;

         (4) to transfer shares in accordance with law, administrative regulations and these Articles of Association. The transfer of overseas listed foreign shares shall comply with the law of the place where the shares are listed;

         (5) to receive information in accordance with these Articles of Association, which includes:

                  (i) to obtain a copy of the Company's Articles of Association after payment of cost charges;
                  (ii) to have rights to inspect and copy after payment of reasonable charges:
                           (1) all parts of the register of shareholders;
                           (2) materials concerning the particulars of directors, supervisors, managers and other senior officers of the Company, including:
                                    (a) his present and past names and aliases;
                                    (b) his principal residential address;
                                    (c) nationality;
                                    (d) his primary and all other business
                                    occupations;
                                    (e) his identity document and its number.
                           (3) the share capital of the Company;
                           (4) reports showing the number and par value of shares repurchased by the Company since the end of the last fiscal year, the aggregate amount paid by the Company for such shares and the maximum and minimum price paid in respect of each class of shares repurchased; and
                           (5) minutes of shareholders' meetings.

         (6) to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company; and

         (7) to have other rights granted by law, administrative regulations and the Company's Articles of Association.

                  Article 45 Holders of the ordinary shares shall assume the following obligations:

         (1) to comply with the Company's Articles of Association;

         (2) to pay subscription money in respect of the shares they have subscribed for and in accordance with the agreed manner of payment; and

         (3) to assume other obligations as required by law, administrative regulations and the Company's Articles of Association.

                  Except as agreed at the time of subscription for shares, shareholders shall not be liable to make any further contribution to the share capital.

                  Article 46 In addition to obligations required by law and administrative regulations or required by the rules of the stock exchanges on which shares of the Company are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company:

         (1) to relieve a director or a supervisor of his duty to act honestly in the best interests of the Company;

         (2) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) in any guise of the Company's assets, including, without limitation, its opportunities which are favorable to the Company; and

         (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distribution and voting rights save and except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles of Association.

         The controlling shareholder and the person having actual control of the company shall assume fiduciary duty for the Company and its public shareholders. The controlling shareholder shall exercise its rights as an investor of the Company in strict compliance with law, and may not impair the valid interests of the Company and its public shareholders by way of related party transaction, profit distribution, assets restructuring, external investment, capital employment, and providing security for borrowing, nor cause such impairment by way of taking advantage of its controlling position in the Company.

                  Article 47 For the purpose of the foregoing article, a "controlling shareholder" refers to a person who satisfies one of the following conditions:

         (1) he alone or acting in concert with others has the power to elect more than half of the Board of Directors;

         (2) he alone or acting in concert with others has the power to exercise or to control the exercise of thirty per cent (30%) or more of the voting rights in the Company;

         (3) he alone or acting in concert with others holds thirty percent (30%) or more of the issued and outstanding shares of the Company; or

         (4) he alone or acting in concert with others in any other manner de facto controls the Company.

                                   CHAPTER 8

                         SHAREHOLDERS' GENERAL MEETINGS

                  Article 48 The shareholders' general meeting is the Company's authoritative organization which exercises its powers in accordance with law.

                  Article 49 The shareholders' meetings exercise the following powers:

         (1) to decide on the Company's operational policies and investment plans;

         (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

         (3) to elect and replace supervisors who are representatives of the shareholders and decide on matters relating to the remuneration of supervisors;

         (4) to examine and approve reports of the Board of Directors;

         (5) to examine and approve reports of the supervisory committee;

         (6) to examine and approve the Company's proposed annual financial budget and final accounts;

         (7) to examine and approve the Company's profit distribution plan and plan for recovery of losses;

         (8) to decide on increases or reductions of the Company's registered capital;

         (9) to decide on matters such as merger, division, dissolution and liquidation of the Company and other matters;

         (10) to decide on the issue of bonds by the Company;

         (11) to decide on the appointment, dismissal or termination of appointment of auditors;

         (12) to amend the Articles of Association of the Company;

         (13) to approve and amend the procedures of the shareholder's general meeting of the Company;

         (14) to review proposals of the supervisory committee of the Company or shareholders holding shares with five percent (5%) or more of the total voting rights of the Company;

         (15) to resolve any matter relating to providing security to any third party by the Company; and

         (16) to resolve other matters of the Company as required to be resolved in shareholders' meetings in accordance with these Articles of Association of the Company or laws or administrative regulations.

         Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations and these Articles of Association shall be discussed by the shareholders in a general meeting in order to protect the shareholders' right of decision on those matters. Where necessary and reasonable, the board of directors may be appointed in a shareholders' general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible to be determined in that general meeting.

         If the shareholders authorize the board of directors in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.


                  Article 50 Unless approved in advance at the shareholders' meeting, the Company shall not enter into any contract with anyone other than the directors, supervisors, general manager or other senior officers of the Company to transfer the management of all or a material part of the businesses of the Company to the responsibility of such person.

                  Article 51 General meetings of shareholders shall be divided into annual general meetings and extraordinary general meetings. The Board of Directors shall convene general meetings of shareholders. An annual general meeting of shareholders shall be held once each year, within six months after the end of the preceding fiscal year.

                  An extraordinary general meeting shall be held within two months under any of the following circumstances:

         (1) the number of directors is less than the number required by the Company Law or less than two-thirds required by these Articles of Association;

         (2) the unrecovered losses of the Company's capital reach one-third of the Company's total share capital;

         (3) upon written request of shareholders holding shares with ten percent (10%) or more of the total voting rights of the Company; or

         (4) when deemed necessary by the Board of Directors or proposed by the supervisory committee.

                  Article 52 When the Company holds a general meeting of shareholders, notice of such meeting shall be given in writing to the shareholders forty-five (45) days before the date of the meeting. The agenda, date and place of the meeting shall be notified to the shareholders whose names are on the register of shareholders. The shareholders who plan to attend the meeting shall notify the Company in writing of their intention to attend twenty
(20) days before the date of the meeting.

                  Article 53 When the Company holds an annual general meeting of shareholders, shareholders who hold shares with five percent (5%) or more of the total voting rights of the Company shall have the right to submit in writing to the Company new proposals and such proposals shall be included in the agenda of the meeting if they are within the responsibilities of shareholders' general meetings.

                  Article 54 The Company shall calculate the number of shares with voting rights of the shareholders who have sent written replies to verify their intention to attend the shareholders' meeting twenty (20) days before such meeting. The Company shall convene the shareholders' general meeting if the number of shares with voting rights of the shareholders who propose to attend is more than half of the total number of shares with voting rights of the Company. If the requirement is not met, the Company shall publish an announcement containing the proposed agenda, date and place of meeting within five days before holding the shareholders' general meeting. The Company may hold the shareholders' general meeting after the public announcement.

                  An extraordinary general meeting shall not decide on matters not contained in the notice of meeting.

                  Article 55 A notice of shareholders' meeting shall:

         (1) be in writing;

         (2) specify the place, date and the time of the meeting; and

         (3) state the general nature of business to be transacted at the meeting;

         (4) provide such information and explanation as necessary for the shareholders to exercise an informed judgment on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to consolidate the Company with another, to repurchase the shares of the Company, to reorganize its share capital structure or other restructuring, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

         (5) contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or any senior officer of the Company in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

         (6) contain the text of any special resolution proposed to be adopted at the meeting;

         (7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on behalf of him and such proxy will not necessarily be a shareholder;

         (8) state the time and place for delivery of proxy forms for use at the meeting.

                  Article 56 Notice of a shareholders' general meeting shall be served by delivery of prepaid airmail to the shareholders (whether or not entitled to vote thereat) at the address registered on the shareholder register. In the case of domestic shareholders, the notice may be served by announcement.

                  An announcement as aforementioned refers to the announcement made in one or more newspapers specified by the relevant securities authority of the State Council within forty-five (45) days to fifty (50) days before the date when the shareholders' general meeting is held, such publication shall be deemed receipt of the notice of the meeting by each holder of domestic shares.

                  Article 57 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

                  Article 58 Any shareholder entitled to attend and vote at a shareholders' general meeting shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxy to attend and vote for and on behalf of him, and such proxy so appointed shall exercise the following rights:

         (1) such shareholder's right to speak at the shareholders' general meeting;

         (2) demand or join in demanding a poll;

         (3) vote by hand or by poll, but a proxy of a shareholder who has appointed more than one proxy may only vote by poll.

                  Article 59 A shareholder may appoint a proxy by an instrument in writing signed by the shareholder appointing the proxy or by the person duly authorized to appoint such proxy; if the proxy appointed is a legal person, the common seal of the legal person shall be affixed, or the signature of its directors or the person duly authorized to appoint such proxy is required.

                  Article 60 The instrument appointing a proxy for a poll shall be deposited at the address of the Company or such other place as specified in the notice convening the meeting, 24 hours before the time for holding the meeting to which the instrument of proxy relates or 24 hours before the time specified for the vote. If the instrument of proxy is signed by an attorney authorized by the appointor, the power of attorney or other authorization documents shall be notarized. The power of attorney or other authorization documents so notarized shall be deposited together with other instruments of proxy at the legal address of the Company or such other place specified in the notice convening the meeting.

                  If the shareholder appointing a proxy is a legal person, its legal representative or any person authorized by its board of directors or by other decision making body pursuant to a resolution shall attend the Company's shareholders' general meeting on its behalf.

                  Article 61 Any form of proxy provided to the shareholders by the Company's Board of Directors for the appointment of shareholders' proxies shall allow the shareholders to freely elect to instruct the proxy in the casting of votes (in favor or against) and give instructions in respect of each matter of every business to be transacted at the meeting for which a poll is required. The instrument of proxy shall specify that if no instruction is given by a shareholder, the proxy may vote according to his own will.

                  Article 62 A vote given by a proxy in accordance with an instrument of proxy shall be valid notwithstanding the appointing shareholder's death, incapacity, revocation of the proxy or of the authority under which the proxy is given or transfer of the relevant shares, provided that no notice in writing of such matters shall have been received by the Company before the commencement of the relevant meeting.

                  Article 63 The Company's board of directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders of the Company the rights to vote in a shareholders' general meeting. The solicitation of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being solicited.

                  Article 64 Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

                  An ordinary resolution of a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than half of the voting rights present at the meeting.

                  A special resolution of a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than two-thirds of the voting rights present at the meeting.

                  Article 65 Shareholders (including proxies) voting at a shareholders' general meeting shall exercise their voting rights according to their number of shares carrying voting rights, and each share has one vote. If any shareholder are required to abstain from voting or may only vote for or against a matter according to the relevant rules of the securities exchange where shares of the Company is listed, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be null and void.

                  Article 66 Unless a poll is demanded by the following persons before a show of hands, resolutions at a shareholders' general meeting shall be adopted by a show of hands:

         (1) the chairman of the meeting;

         (2) at least two shareholders or proxies having the right to vote;

         (3) one or more shareholders (including proxies) holding shares alone or jointly representing ten percent (10%) or more of the voting rights present at such meeting.

                  Unless a poll is demanded, a declaration by the chairman of the meeting that a proposal has been adopted by a show of hands and recorded in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

                  The demand for a poll may be withdrawn by the person who demands it.

                  Article 67 A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken immediately. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

                  Article 68 On a poll, shareholders (including proxies) having the right to cast two or more than two votes need not cast all their votes in favor of or against a resolution.

                  Article 69 In case the affirmative votes and negative votes are equal, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second vote.

                  Article 70 The following matters shall be adopted by ordinary resolution at shareholders' general meetings:

         (1) the working reports by each of the Board of Directors and the supervisory committee;

         (2) the profit distribution proposal and proposal to recover losses formulated by the Board of Directors;

         (3) the appointment or removal of members of the Board of Directors and supervisory committee and their remuneration and method of payment;

         (4) the Company's annual budget, final accounts, balance sheet, profit and loss statement and other financial statements; and

         (5) other matters other than those required to be adopted by special resolution in accordance with laws or administrative regulations or the Company's Articles of Association.

                  Article 71 The following matters shall be adopted by special resolution at shareholders' general meetings:

         (1) increase or decrease in the Company's share capital and the issuance of any class of shares, warrants and other similar securities;

         (2) issuance of corporate bonds;

         (3) division, merger, dissolution or liquidation of the Company;

         (4) amendments to the Company's Articles of Association;

         (5) other matters which are considered to be material to the Company and resolved by ordinary resolution as required to be passed by special resolution.

                  Article 72 Without any prejudice to the legality and validity of the shareholders' general meeting, the Company shall use any method and means, including those based on information technology such as providing the platform for online voting, to increase participation at shareholders' general meeting by public shareholders.

                  Article 73 Any shareholder proposal to convene an extraordinary general meeting or a class meeting shall be dealt with according to the following procedures:

         (1) two or more shareholders holding ten percent (10%) or more of shares carrying the right to vote at the meeting sought to be held may, by signing one or more counterparts of a proposal stating the object of the meeting, require the Board of Directors to, and the Board of Directors shall as soon as possible proceed to, convene an extraordinary general meeting of shareholders or a class meeting. The shareholding of the shareholders initiating the proposal shall be their shareholding on the date of deposit of the proposal; and

         (2) if the Board of Directors fails to issue a notice of meeting within thirty (30) days from the date of the receipt of the proposal, the shareholders initiating the proposal may themselves convene such a meeting in a manner as same as possible with that in which meetings are to be convened by the Board of Directors; provided that any meeting so convened shall not be convened after the expiration of four
         (4) months from the date of receipt of the proposal by the Board of Directors.

                  Any reasonable expenses incurred by the shareholders initiating the proposal as a result of the failure of the Board of Directors to convene a meeting shall be repaid to such shareholders by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.

                  Article 74 The Chairman of the Board of Directors shall convene and preside over general meetings of shareholders. If the Chairman of the Board of Directors is unable to attend the meeting, the Vice-Chairman of the Board of the Directors shall convene and act as the chairman of the shareholders' meeting. If both the Chairman and Vice- Chairman are unable to attend the meeting, the Chairman of the Board of Directors shall designate a director of the Company to preside over the shareholders' meeting on his behalf. If no chairman has been so designated, the shareholders present shall choose one of their members to be the chairman.
 If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of shares carrying the right to vote present in person or by proxy at the meeting shall preside as the chairman.

                  Article 75 At any general meeting of shareholders, the chairman shall be responsible for deciding in such a manner as he considers appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof and shall be conclusive.

                  Article 76 If the chairman has any doubt as to the outcome of any resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then the shareholders present or by proxy who dispute the announcement by the chairman of the result of any resolution may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken.

                  Article 77 If a poll is taken at any general meeting of shareholders, the result thereof shall be duly recorded in the minutes of that meeting.

                  Minutes of meetings shall be kept at the legal address of the Company together with the signed attendance records and proxy forms.

                  Article 78 Copies of the minutes of meetings shall be made available for inspection by shareholders during the business hours of the Company free of charge. If any shareholder requests a copy of any minutes, the Company shall send a relevant copy within seven (7) days after receipt of reasonable charges.

                                   CHAPTER 9

                     SPECIAL PROCEDURES FOR CLASS MEETINGS

                  Article 79 Holders of different classes of shares are class shareholders.

                  Class shareholders shall have rights and obligations in accordance with law, administrative regulations and the Company's Articles of Association.

                  Article 80 Rights conferred on any class shareholder may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by shareholders of that class at a separate shareholders' meeting held in accordance with Article 82 to Article 86 hereunder.

                  Article 81 The following circumstance shall be deemed to be a variation or abrogation of class shareholder rights:

         (1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of a class having voting or distribution rights or other privileges equal or superior to the shares of such class;

         (2) to effect an exchange of all or a part of the shares of such class or to effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class;

         (3) to eliminate or reduce rights to accrued dividends or cumulative dividends of shares of such class;

         (4) to reduce or eliminate the preferential right to dividends or the preferential right to asset distribution upon liquidation of the Company of shares of such class;

         (5) to add, eliminate or reduce the rights to conversion, option rights, voting rights, transfer rights, preferential placement rights or rights to acquire the Company's securities of shares of such class;

         (6) to eliminate or reduce rights to receive payment in particular currencies of shares of such class;

         (7) to create a new class of shares having voting or distribution rights or other privileges equal or superior to the shares of such class;

         (8) to restrict the transfer or ownership of the shares of such class or add to such restrictions;

         (9) to issue rights to subscribe for, or to convert into, shares in the Company of such class or another class;

         (10) to increase the rights and privileges of shares of another class;

         (11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring; and

         (12) to change or abrogate any article under this Chapter 9.


                  Article 82 Shareholders of the affected class, whether or not otherwise having the right to vote at general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning Articles 81(2) through 81(8) and Articles 81(11) through 81(12), but Interested Shareholder(s) shall not be entitled to vote at class shareholders' meetings.

                  An Interested Shareholder as mentioned in the foregoing paragraph means the following:

         (1) in accordance with Article 25 of these Articles of Association, when the Company repurchases shares by making a general offer to the shareholders in proportion to their shareholding or repurchases shares in public on a stock exchange, an "Interested Shareholder" means a controlling shareholder as defined in Article 47.

         (2) in accordance with Article 25 of these Articles of Association, when the Company repurchases shares by an off-market contract, an "Interested Shareholder" means a holder of the shares to which the proposed contract relates;

         (3) during a restructuring of the Company, an "Interested Shareholder" means a shareholder of a class who bears less than a proportionate amount of a burden imposed on that class or who has an interest different from the interest of other shareholders of that class.

                  Article 83 Resolutions of any class shareholders' meeting shall be adopted upon the approval of more than two-thirds of the votes of the shareholders attending the class shareholders' meeting and having the right to vote in accordance with Article 82.

                  Article 84 Notice of class shareholders' meeting shall be given in writing to the class shareholders forty-five (45) days before the date of the meeting. The agenda, date and place of the meeting shall be notified to the class shareholders whose names are on the register. The class shareholders who plan to attend the meeting shall give a written reply of their proposed attendance to the Company twenty (20) days before the date of the meeting.

                  The Company shall convene the class shareholders' meeting if the class shareholders who plan to attend the meeting hold shares representing at least one-half of the total voting rights of shares of that class. If the requirement is not met, the Company shall publish an announcement containing the proposed agenda, date of meeting and place within five (5) days before holding the class shareholders' meeting.

                  Article 85 Notice of class shareholders' meeting needs only be served on class shareholders who are entitled to vote at such meeting.

                  Meetings of any class of shareholders shall be conducted according to such procedures as similar as possible to those for general meetings of shareholders. The provisions of these Articles of Association relating to any general meeting of shareholders shall apply to any meeting of a class of shareholders.

                  Article 86 Except for other classes of shareholders, holders of domestic shares and overseas listed foreign shares are deemed to be different classes of shareholders.

                  The special procedures for approval by class shareholders shall not apply to the following circumstances:

         (1) where the Company issues, upon approval by special resolution of the shareholders in a general meeting, either separately or concurrently once every twelve months, not more than twenty percent (20%) of each of the existing issued domestic shares and overseas listed foreign shares of the Company;

         (2) where the Company's plan to issue domestic shares and overseas listed foreign shares upon its establishment is implemented within fifteen (15) months from the date of approval by the responsible securities authority of the State Council.

                                   CHAPTER 10

                               BOARD OF DIRECTORS

                  Article 87 The company shall have a board of directors which shall consist of fifteen (15) members. External directors shall account for no less than one half of the total members of the board of directors. There shall be one (1) Chairman and one (1) Vice-Chairman.

                  The board of directors has established four special committees, namely the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee. All members of each committee are also directors of the Company, and independent directors shall hold majority seats at the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee and act as the person responsible for convening any meeting thereof.

                  Article 88 Directors shall be elected by shareholders at shareholders' general meetings. The term of the office of the directors shall be three years. Directors may be re-elected after the expiration of their term.

                  A person nominated for election as a director, unless he is a Director whose term is completed (or he has been selected by the Board of Directors) shall give notice in writing to the Company's shareholders of his intention and willingness to be elected at least seven (7) days before the date of such shareholders' general meeting.

                  The Chairman and Vice-Chairman shall be elected and removed by more than one-half of the total number of directors. The Chairman and Vice-Chairman have three (3) year terms and may be re-elected after the expiration of their terms.

                  The shareholders' general meeting may, by ordinary resolution, remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

                  Shareholders may remove and replace, at the request of the board of directors at a shareholders' general meeting, any independent director if such independent director fails to attend the meeting of the board of directors in person for three consecutive times, or any non-independent director if such director fails to attend the meeting of the board of directors in person or by proxy for two consecutive times.

                  A director is not required to hold shares in the Company.

                  Article 89 A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board in writing.

                  If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, the resignation of this director shall be effective only after the succeeding director has filled his vacancy. The board shall call an extraordinary general meeting as soon as possible to elect a director to fill the vacancy caused by his resignation. Before a resolution is made in a shareholders' general meeting in relation to the election of directors, the functions and powers of this resigning director and other remaining directors shall be subject to reasonable restrictions.

                  Article 90 No less than one third of the membership of the board of directors of the Company shall be independent directors, at least one of whom shall be an accounting expert. Independent directors shall exercise good faith in performing his duties, safeguard the interest of the Company, and pay special attention to protect the valid interest of public shareholders from any damage.

                  Independent directors shall perform his duties independently from any influence by any major shareholder of the Company, any person having actual control of the Company, or any entity or person having interest with the Company, its major shareholders or any person having actual control thereof.

                  Article 91 The following basic requirements shall be met in order to be an independent director:

         (1) qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

         (2) has the independence required by relevant laws, administrative regulations and these Articles of Association;

         (3) has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules;

         (4) has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director; and

         (5) other requirements stipulated in these Articles of Association.

                  Article 92 Candidates for independent directors of the Company shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company's voting shares and be elected by the shareholders at a general meeting.

                  Article 93 The proposal for the Company to enter into any material related-party transaction, engage or dismiss its accounting firm may not be submitted to the board of directors for discussion without prior approval of no less than one-half membership of independent directors. The proposal submitted by any independent director to the board of directors for convening extraordinary general meeting or meeting of board of directors, or soliciting proxy by public means before convention of shareholders' general meeting, shall subject to approval of no less than one-half membership of independent directors. Subject to unanimous consent of all independent directors, an independent director may, at the expense of the Company, engage independently external auditor and advisor to perform audit and provide advice for specific matters of the Company.

                  Article 94 Independent directors shall duly attend the meeting of board of directors, understand the business operations of the Company, take active steps to research for and collect information and materials necessary for him to make decision. Annual report signed by all membership of impendent directors describing their performance as independent director of the Company in such year shall be submitted to the shareholders' annual general meeting of the Company.

                  Article 95 The Company shall establish a working system for independent directors, and the secretary to the board of directors shall provide active support for independent director to perform his duty. The Company shall ensure that their independent directors enjoy the same right-to-know as other directors, provide relevant materials and information to independent directors in timely manner, keep independent directors regularly informed of the operations of the Company and, if necessary, organize independent directors for field visit.

                  Article 96 The term of office of independent directors shall be the same as that of the other directors of the Company. At the expiration of their terms, they may continue to serve if re-elected, but the additional time in office may not exceed six years. An independent director may not be removed without cause before the expiration of his term. If an independent director is removed before the expiration of his term, the Company shall disclose the same as a matter for special disclosure. If the dismissed independent director is of the opinion that the company's grounds for removing him are inappropriate, he may make a public statement to that effect.

                  Article 97 An independent director may submit his resignation before the expiration of his term. When an independent director resigns, he shall submit a written resignation to the board of directors in which he provides information on any circumstances related to his resignation or any circumstances to which he believes the attention of the Company's shareholders and creditors must be drawn.

                  If the resignation of an independent director causes the number of independent directors on the Company's board of directors to fall below the minimum ratio required by law or these Articles of Association, the independent director so resigned shall continue to perform his duty according to laws, administrative regulations and these Articles of Association before its membership as dependent director is succeeded by another person by re-election. The board of directors shall convene a shareholders' general meeting for re-election of independent director within two months and, if such meeting fails to be held with the two-month period, the independent director so resigned will no longer be obliged to perform any duty.

                  Article 98 The Board of Directors shall be responsible to the shareholders' general meeting and shall exercise the following powers:

         (1) to be responsible for convening shareholders' general meetings and reporting its work to the shareholders' general meetings;

         (2) to implement the resolutions of shareholders' general meetings;

         (3) to decide on the Company's business operating plans and investment proposals;

         (4) to formulate the Company's proposed annual financial budget and final accounts;

         (5) to formulate the Company's profit distribution plan and plan for recovery of losses;

         (6) to formulate proposals for increases in or reductions of the Company's registered capital and the issuance of corporate bonds;

         (7) to prepare plans for the merger, division or dissolution of the Company;

         (8) to decide on the establishment of the Company's internal management structure;

         (9) to appoint or dismiss the Company's general manager, and according to the general manager's nomination, to appoint or dismiss the deputy general manager and financial officer of the Company and to decide on their remuneration;

         (10) to formulate the Company's basic management systems;

         (11) to formulate the proposal for amendments of the Company's Articles of Association;

         (12) to formulate the proposal for amendments of procedures of shareholders' general meeting;

         (13) to decide on such matter relating to providing security for any third party by the Company within the authority conferred by applicable laws and these Articles of Association; and

         (14) other powers granted by these Articles of Association or the shareholders' general meeting.

                  Except for the matters in paragraphs (6), (7), (11) and (13) above which require the consent of at least two-thirds of all the directors, the other matters may be decided upon by at least one-half of all the directors.

                  When the Board of Directors is not meeting, as entrusted by the Board of Directors, the Chairman and Vice-Chairman are permitted to exercise jointly part of the powers of the Board of Directors, including:

         (1) to approve the establishment or canceling of plans for development and construction projects;

         (2) to approve the general manager's plans for the appointment and transfer of department managers of the Company and assignment of agency managers;

         (3) to approve plans for using a significant amount of capital;

         (4) to approve the proposal regarding establishing or canceling branch or any satellite entity; and

         (5) to approve other particularly important problems.

                  Article 99 All directors of the Company shall prudently handle and strictly control the debt risks arising from its provision of security to external parties, and follow the principles set forth below in deciding on matters relating to provision of security to external party by the
Company:

         (1) The Company shall follow the principles of equality, willingness, fairness, good faith and mutual benefit in providing security to any other party;

         (2) The Company shall cause itself fully informed of the credibility status of the party to be secured by it and perform sufficient analysis on potential benefit and risk arising therefrom on the Company before deciding to provide security to any other person or submitting any matter relating thereto for consideration at the shareholders' general meeting;

         (3) The Company may be allowed to provide security only for such entity with good credibility and sufficient solvency capacity;

         (4) The Company shall follow the requirements of relevant laws and may not provide security to any party that is prohibited to be secured by laws; and

         (5) The amount of any single security provided by the Company shall not exceed 30% of the net assets in the consolidated accounting statement of the Company for the most recent fiscal year, the total amount of security provided by the Company for any single party shall not exceed 30% of the net assets in the consolidated accounting statement of the Company for the most recent fiscal year, and the total amount of security provided by Company shall not exceed 50% of the net assets in the consolidated accounting statement of the Company for the most recent fiscal year.

                  Article 100 Subject to the requirements in applicable laws, the board of directors may be entitled to decide on such matter relating to provision of external security which amount ranges from 5% to 20% of the net assets of the consolidated accounting statement of the Company for the most recent fiscal year, and the Chairman and the Vice Chairman may jointly decide on such matter relating to provision of external security which amount falls below 5% of the net assets of the consolidated accounting statement of the Company for the most recent fiscal year.

                  Article 101 The Board of Directors, in disposing the Company's fixed assets, shall not, without the prior approval of shareholders in general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the expected value or amount of consideration for the proposed disposition and any fixed assets of the Company which have been disposed of in the four (4) month period immediately preceding the proposed disposition exceeds thirty-three percent (33%) of the value of the Company's fixed assets as shown in the last balance sheet submitted to the shareholders in shareholders' general meeting.

                  For the purpose of this Article, a disposition of fixed assets includes an act involving the transfer of some interest in an asset, but does not include using the fixed asset as security.

                  The effectiveness of a transaction in which the Company deals with fixed assets shall not be influenced in case the first paragraph of this
Article is violated.

                  Article 102 The Chairman of the Board of Directors shall exercise the following powers:

         (1) to preside over shareholders' general meetings and convene and preside over meetings of the Board of Directors;

         (2) to supervise the implementation of resolutions of the Board of Directors;

         (3) to sign on the Company's listed securities; and

         (4) to exercise other powers as authorized by the Board of Directors.

                  When the Chairman is unable to perform his duties, the Vice-Chairman, if designated by the Chairman, shall perform his duties on his behalf.

                  Article 103 Meetings of the Board of Directors shall be convened at least twice a year by the Chairman. Written notice of the place and time of the meeting shall be given to all directors at least ten (10) days before the meeting. An extraordinary meeting of the Board of Directors may be convened upon the request of the Chairman, one-third or more of the directors, the supervisory committee, or the general manager of the Company.

                  Notices announcing meetings of the Board of Directors and extraordinary meetings of the Board of Directors shall be written in the following format within the following time limits:

         (1) If the time and address of a regular meeting of the Board of Directors are determined by the Board, it is not necessary to send out notice that such meeting shall be held;

         (2) If the time and place of the meeting is not determined by the Board of Directors, the Chairman of the Board shall notify all members of the Board via telex, telegraph, facsimile, express mail or registered mail or personal notification between 20 days and 30 days prior to the meeting.

         (3) The notice shall be written in Chinese, and when necessary, an English copy may be attached, and shall include a meeting agenda and agenda items.

         (4) If a Director has attended a meeting and has not, prior to or at the time of such meeting, expressed an objection based on not receiving a notice, such Notice shall be deemed as having been sent out.

         (5) A regular meeting or an Extraordinary meeting of the Board of Directors may be held as a telephone conference call or with the assistance of other similar forms of telecommunication equipment. As long as the Directors can hear clearly what the other Directors are saying and are involved in communicative exchange with each other while holding a meeting in this manner, all participating Directors shall be deemed as attending the meeting personally.

                  Article 104 Chinese shall be the language used at meetings of the Board of Directors.

                  Article 105 The quorum for a meeting of the Board of Directors is one-half or more of the members of the Board of Directors.

                  Each member of the Board of Directors shall have one vote. A resolution of the Board of Directors shall be adopted by more than one-half of all directors.

                  When affirmative votes and negative votes are equal, the Chairman of the Board of Directors shall have the right to cast an additional vote.

                  Article 106 The directors shall attend meetings of the Board of Directors in person. Should any director be unable to attend the meeting, he may authorize another director by way of a proxy form to attend on his behalf. The proxy form shall set out the scope of authority.

                  Any director acting as a proxy shall exercise the right of the appointing director within the scope of authority as set out in the proxy form. In the event that no proxy is appointed by the absent director to attend a board meeting, the absent director shall be deemed to have waived his right to vote at such a meeting.

                  Article 107 The Board of Directors shall keep as minutes of the meeting resolutions of the meeting, and all directors attending the meeting and the minutes keeper shall sign the minutes of the meeting. The Board of Directors shall be responsible for the resolutions passed. If any resolution of the Board of Directors violates the law, administrative regulations or the Company's Articles of Association and causes serious damage to the Company, the directors who voted in favor of such resolution shall be liable to the Company. However, any director who voted against such resolution, which was recorded in the minutes of the meeting, shall be exempt from such liability.

                  Article 108 If the Board of Directors has sent proposals to all directors, and the number of directors who have signed and approved reaches the number required for a decision stipulated by these Articles of Association, the proposals shall be the resolutions of the Board of Directors, and another meeting of the Board of Directors need not be specially convened.

                                   CHAPTER 11

                               COMPANY SECRETARY

                  Article 109 The Company shall have a Secretary of the Board of Directors who shall be a senior officer of the Company.

                  Article 110 The Secretary of the Board of Directors shall be a natural person having the requisite professional knowledge and experience and shall be appointed by the Board of Directors. The main responsibilities of the Secretary are:

         (1) making sure that the constitutional documents and records of the Company are complete;

         (2) making sure that the reports and documents required by relevant authorities are prepared and delivered in compliance with law; and

         (3) making sure that the shareholders' registers of the Company are properly maintained and that persons who are entitled to receive the relevant records and documents of the Company receive such records and documents in a timely manner.

                  Article 111 The Company shall take active efforts to establish and improve a working system for managing its relation with investors, and take various initiatives to enhance communications with its shareholders, particularly the public shareholders. The Secretary of the Board of Directors shall be responsible for conduct management of the Company's relation with its investors.

                  Article 112 A director or other senior officer of the Company (other than any supervisor of the Company) may serve concurrently as Secretary of the Board of Directors. The auditors employed by the Company shall not be appointed the Secretary.

                  Where the Secretary is also a director of the Company and an act is required to be done by a director and the Secretary separately, the person who is both the Secretary and a director shall not perform the act in his double capacity.

                                   CHAPTER 12

                         GENERAL MANAGER OF THE COMPANY

                  Article 113 The Company shall have a general manager who shall be appointed or removed by the Board of Directors.

                  Article 114 The general manager is responsible to the Board of Directors and shall exercise the following powers:

         (1) to be in charge of the production, operation and management of the Company and organizing the implementation of the resolutions of the Board of Directors;

         (2) to organize the implementation of the Company's annual business plan and investment plan;

         (3) to formulate the proposal for the internal management structure;

         (4) to formulate the basic management system;

         (5) to formulate the basic rules and regulations for the Company;

         (6) to propose the appointment and dismissal of the deputy general manager and financial officer of the Company;

         (7) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors;

         (8) to execute any lending agreement and other relevant documents on behalf of the Company; and

         (9) to exercise other powers conferred by the Company's Articles of Association and the Board of Directors.

                  Article 115 The general manager of the Company may attend meetings of the Board of Directors. The general manager who is not a director has no right to vote at meetings of the Board of Directors.

                  Article 116 In exercising his powers, the general manager of the Company shall comply with laws, administrative regulations and the Company's Articles of Association and act honestly and diligently.

                                   CHAPTER 13

                             SUPERVISORY COMMITTEE

                  Article 117 The Company shall have a supervisory committee.

                  Article 118 The supervisory committee shall consist of six
(6) supervisors, including one (1) chairman of the committee and one (1) vice chairman of the committee. External supervisor shall account for no less than one half of the total membership of the supervisory committee. The term of office for a supervisor is three (3) years and a supervisor is eligible for re-election after the expiration of the three year term.

                  Resolutions concerning election or removal of chairman or vice-chairman of the supervisory committee shall be passed by no less than two-thirds of its members.

                  Article 119 The members of the supervisory committee shall include four (4) representatives of the shareholders and two (2) employee representative. The election and removal of the representatives of the shareholders shall be decided at shareholders' general meetings. The election and removal of the employee representative shall be democratically decided by the employees of the Company.

                  Article 120 The directors, general manager and financial officer of the Company shall not serve as supervisor concurrently.

                  Article 121 The supervisory committee shall hold a meeting at least once a year and the meeting shall be convened by the chairman of the supervisory committee.

                  Article 122 The supervisory committee shall report to shareholders' general meetings and shall have the following powers in accordance with the law:

         (1) to inspect the Company's financials;

         (2) to supervise the behaviors of the directors, the general manager and other senior officers of the Company while they carry out their duties which violate law, administrative regulations or the Company's Articles of Association;

         (3) to require the directors, the general manager and other senior officers of the Company to correct their behaviors when their conduct is harmful to the interest of the Company;

         (4) to verify the financial reports, business reports, profit distribution plans and other financial information proposed to be submitted to shareholders' general meetings by the Board of Directors and, if a question arises, may request the accountants and auditors engaged by the Company to assist in reviewing the same;

         (5) to propose the convening of extraordinary shareholders' meetings;

         (6) to negotiate with the directors or to sue the directors on behalf of the Company; and

         (7) to exercise other powers specified in the Company's Articles of Association.

                  Supervisors may attend meetings of the Board of Directors as non-voting attendees.

                  Article 123 A resolution of the supervisory committee shall be passed by the affirmative vote of two-thirds or more of the supervisors. Minutes for meeting of supervisory committee shall be kept and signed by supervisors attending such meeting and the minute-keeper thereat.

                  Explanatory notes to the speech of a supervisor at a meeting of the supervisory committee may be recorded in the minutes thereof at the request of such supervisor. The minutes of the supervisory committee shall kept and maintained with the same care applied to other important documents of the Company.

                  Article 124 Any reasonable expenses incurred by the supervisory committee in employing professionals such as lawyers, public accountants or auditors necessary for the exercise of its authority shall be assumed by the Company.

                  Article 125 A supervisor shall act honestly in discharging his supervisory responsibilities in accordance with laws, administrative regulations and the Company's Articles of Association.

                                   CHAPTER 14

           QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS,
            GENERAL MANAGER AND OTHER SENIOR OFFICERS OF THE COMPANY

                  Article 126 A person shall be disqualified from being a director, a supervisor, the general manager or a senior officer of the Company if any of the following applies:

         (1) the individual has no civil capacity or restricted civil capacity;

         (2) a period of less than five (5) years has elapsed since the person was released after serving a sentence for corruption, bribery, expropriation of assets, misappropriation of assets or social and economic disorder or a period of less than five (5) years has elapsed since the person was deprived of political rights due to a criminal conviction;

         (3) a period of less than three (3) years has elapsed since a company or enterprise in which the person was a director, a factory supervisor or the general manager became bankrupt and was liquidated due to mismanagement and the person was held personally liable for the bankruptcy of the company or enterprise;

         (4) a period of less than three (3) years has elapsed since the revocation of the business license of a company or a enterprise due to illegal business operations in which the person was the legal representative and was held personally liable;

         (5) the person has a debt of a material amount which has not been repaid or cleared when due;

         (6) the person may have been involved in illegal activities subject to investigation by judicial authorities and the case has yet to be settled;

         (7) provisions of law or administrative regulations stipulate that the person is not permitted to assume the position of a leader of an enterprise;

         (8) the person is not a natural person; or

         (9) a period of less than five (5) years has elapsed since the date when the person was convicted of offenses involving fraud or dishonesty and was considered by the relevant authorities as violating the relevant securities regulations.

                  Article 127 Independent Directors shall be independent. The following persons may not hold the position of independent director:

         (1) persons holding a position in the Company or a subsidiary thereof and their lineal relatives and major social relations (the term "lineal relatives" meaning spouses, parents and children; the term "major social relations" meaning siblings, parents-in-law, children-in-law, siblings' spouses and spouse's siblings);

         (2) natural person shareholders who directly or indirectly hold not less than 1% of the issued shares of the Company or who rank in the top ten shareholders of the Company, and their lineal relatives;

         (3) persons who hold positions in entities that directly or indirectly hold not less than 5% of the issued shares of the Company or that rank in the top five shareholders of the Company, and their lineal relatives;

         (4) persons who, at some time in the previous year, have fallen into one of the three categories listed above;

         (5) persons who provide financial, legal, consultancy or other such services to the Company or its subsidiaries; and

         (6) other persons determined by the responsible securities authority of the State Council.

                  Article 128 The validity of an act of a director, general manager or other senior officer of the Company on behalf of the Company is not, vis-a-vis a bona fide third party, affected by any irregularity in his election or appointment or any defect in his qualification.

                  Article 129 In addition to obligations imposed by law or administrative regulations or required by the stock exchanges on which shares of the Company are listed, each director, supervisor, general manager or other senior officer of the Company owes the following duties to each shareholder, in the exercise of the powers of the Company entrusted to him:

         (1) not to cause the Company to exceed the scope of business stipulated in its business license;

         (2) to act honestly in what he considers to be in the best interests of the Company;

         (3) not to expropriate in any guise the Company's asset including, without limitation, not to usurp the Company's opportunities; and

         (4) not to expropriate the individual rights of shareholders including, without limitation, rights to distribution and voting rights, except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles of Association.

                  Article 130 Each director, supervisor, general manager or other senior officer of the Company owes a duty, in the exercising of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

                  Article 131 Each director, supervisor, general manager or other senior officer of the Company, in the exercising of the powers of the Company entrusted to him, owes a duty to observe obligations of a fiduciary not to place himself in a position where his duty and his interest may conflict. The principle includes (but not limited to) fulfilling the following obligations:

         (1) to act honestly in what he considers to be in the best interests of the Company;

         (2) to exercise the powers within his authority and not to exceed the relevant authority;

         (3) to exercise the discretion vested in him personally and not to allow himself to act under the direction of another and, unless and to the extent permitted by law or administrative regulations or the informed consent of shareholders in a shareholders' general meeting, not to delegate the exercise of his discretion;

         (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

         (5) except in accordance with the Company's Articles of Association or with the informed consent of shareholders in a shareholders' general meeting, not to enter into a contract, transaction or arrangement with the Company;

         (6) without the informed consent of shareholders in a shareholders' general meeting, not to use in any manner the Company's assets for his own benefit;

         (7) not to accept bribes or other illegal income and not to expropriate in any guise the Company's assets including, without limitation, not to usurp the Company's opportunities;

         (8) without the informed consent of shareholders in a shareholders' general meeting, not to accept commissions in connection with the Company's transactions;

         (9) to comply with the Company's Articles of Association and act honestly in exercising his powers and discharging his functions and act in the best interests of the Company and not to use his position and power to make profits;

         (10) without the informed consent of shareholders in a shareholders' general meeting, not to compete with the Company;

         (11) not to expropriate the funds of the Company or to lend the capital of the Company to others and not to expropriate the Company's assets and deposit the same in his own name or another's name and not to use the Company's assets to provide security for any of the indebtedness of a shareholder of the Company or other person; and

         (12) unless otherwise permitted by the informed consent of shareholders in a shareholders' general meeting, to keep in confidence information acquired by him in the course of and during his tenure and not to use such information other than in furtherance of the Company's interests, except that disclosure of such information to the court or other governmental authorities is permitted if :

                  (i) disclosure is made under compulsion of law;

                  (ii) there is a duty to the public to disclose;

                  (iii) the interest of such director, supervisor, general manager or other senior officer of the Company require disclosure.

                  Article 132 A director, supervisor, general manager or senior officer of the Company shall not cause any of the following persons or entities ("Connected Persons") to do what he is prohibited from doing:

         (1) the spouse or minor child of such director, supervisor, general manager or senior officer;

         (2) a person acting in the capacity of a trustee of such director, supervisor, general manager or senior officer or of any person referred to in paragraph (1) above;

         (3) a person acting in the capacity of a partner of such director, supervisor, general manager or senior officer or of any person referred to in paragraphs (1) or (2) above;

         (4) a company in which such director, supervisor, general manager or senior officer, alone or jointly with one or more persons referred to in paragraphs (1), (2) or (3) above or with other directors, supervisors, general manager or other senior officer of the Company, has a de facto controlling interest; and

         (5) a director, supervisor, general manager or senior officer of a company referred to in paragraph (4).

                  Article 133 The duties and obligations of a director, supervisor, general manager or senior officer of the Company do not necessarily cease upon the end of his term in office. The duty to keep in confidence in relation to trade secrets of the Company survives the termination of his tenure. Other duties may continue for such a period as fairness may require depending on the time lapse between the termination and the act concerned and the circumstances under which the relationship with the Company terminated.

                  Article 134 Except for the circumstances under Article 46, a director, supervisor, general manager or senior officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders in a shareholders' general meeting.

                  Article 135 Where a director, supervisor, general manager or senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the Board of Directors at the earliest opportunity, whether or not a contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the Board of Directors.

                  Unless the interested director, supervisor, general manager or senior officer of the Company has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the Board of Directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting, a contract, transaction or arrangement in which a director, supervisor, general manager or senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the relevant director, supervisor, general manager or senior officer.

                  For the purposes of this Article, a director, supervisor, general manager or senior officer of the Company is deemed to be interested in a contract, transaction or arrangement in which a person connected to him is interested.

                  Article 136 Where a director gives to the Board of Directors a general notice in writing that by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of this Chapter to be sufficient declaration of his interest, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; provided that such a general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration on behalf of the Company.

                  Article 137 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, general manager or senior officer of the Company.

                  Article 138 The Company shall not directly or indirectly make a loan to its director or supervisor or to a director or supervisor of its holding company, provide any guarantee in connection with a loan made by any person to such a director or supervisor or make a loan to or provide any guarantee in connection with any loan made by any person to a person connected to such a director or supervisor.

                  The following transactions are not subject to the prohibition set out in foregoing paragraph of this Article:

         (1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company;

         (2) the provision of a loan or a guarantee by the Company under a service contract with any of its directors and supervisors as approved by shareholders in a shareholders' general meeting and the provision of funds by the Company to any of its directors and supervisors to meet expenditures incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him properly to perform his duties; and

         (3) The Company may provide loan and guarantee for loan to any director, supervisor, the general manager, any other senior officer or their related person if the Company is permitted to provide loan or guarantee for loan in its normal business scope, provided that the loan and guarantee for loan so provided is made at arm's length.

                  Article 139 A loan made by the Company in breach of the preceding Article shall be immediately repayable by the recipient of the loan regardless of the terms of such loan.

                  Article 140 A guarantee provided by the Company in breach of paragraph one Article 138 (1) shall be unenforceable against the Company unless:

         (1) the guarantee was provided in connection with a loan to a connected person of a director, supervisor, general manager or other senior officer of the Company or its holding company and at the time the loan was advanced the lender did not know the relevant circumstances; or

         (2) any collateral provided has been lawfully disposed of by the lender to a bona fide purchaser.

                  Article 141 For the purposes of the foregoing Articles in this Chapter, a guarantee includes an undertaking or asset provided to secure the performance of obligations by the obligor.

                  Article 142 In addition to any rights and remedies provided by law and administrative regulations, where a director, supervisor, general manager or other senior officer of the Company is in breach of his duties to the Company, the Company has a right to:

         (1) request from the relevant director, supervisor, general manager or other senior officer compensation for losses sustained by the Company as a result of such breach;

         (2) rescind any contract or transaction entered into by the Company with the relevant director, supervisor, general manager or other senior officer and also rescind any contract or transaction with a third party where such third party knew or should have known there was such a breach;

         (3) request the relevant director, supervisor, general manager or senior officer to account for profits made;

         (4) recover any money received by the relevant director, supervisor, general manager or senior officer which should have belonged to the Company including, without limitation, commissions; and

         (5) request the return of the interest earned or may have been earned by the relevant director, supervisor, general manager or other senior officer of the Company.

                  Article 143 The Company shall, subject to prior approval of shareholders in a shareholders' general meeting, enter into a contract in writing with each director and supervisor of the Company wherein his remuneration is stipulated, including:

         (1) remuneration in respect of his service as a director, supervisor or senior officer of the Company;

         (2) remuneration in respect of his service as a director, supervisor or senior officer of a subsidiary of the Company;

         (3) remuneration otherwise in connection with the provision of services in connection with the management of the Company or a subsidiary of the Company; and

         (4) payment as compensation for loss of office by a director or supervisor or as consideration for or in connection with his retirement from office.

                  Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director or supervisor against the Company for any benefit that should be due to him in respect of the above matters.

                  Article 144 A contract where a director's or supervisor's remuneration is stipulated shall provide that where, in connection with the takeover of the Company, a payment is to be made to such director or supervisor of the Company as compensation for loss of office, or as consideration for his retirement from office, it shall be the duty of such director or supervisor to obtain the prior consent of the shareholders in a shareholders' general meeting to his receiving such payment. A takeover of the Company refers to one of the following situations:

         (1) any person makes an offer to all shareholders of the Company; and

         (2) an offer made by any person with the intent for such person to become the Controlling Shareholder. Controlling Shareholder shall have the meaning set forth in Article 47 of these Articles of Association.

                  In case of any payment received by any director or supervisor in violation of the provisions set forth in this Article, those persons who have sold their shares as a result of the offer made in the preceding paragraph shall be entitled to such payment, and any expenses incurred by such director or supervisor in distributing such payment proportionally among them shall be borne by such director or supervisor and not be deducted out of such payment.

                                   CHAPTER 15

                  ACCOUNTING SYSTEM AND ALLOCATION OF PROFITS

                  Article 145 The Company shall establish its financial and accounting system in accordance with law and administrative regulations and the PRC Accounting Standards formulated by responsible financial authorities of the State Council.

                  Article 146 The Company shall prepare financial reports at the end of each fiscal year and have such financial reports examined and verified pursuant to applicable laws.

                  Article 147 The Board of Directors of the Company shall place before the shareholders at every annual general meeting such financial reports as are required to be prepared by the Company by relevant laws, administrative regulations and regulatory documents by local governments and competent departments.

                  Article 148 the Company shall make available the financial reports for inspection by shareholders at the Company twenty (20) days prior to convening the annual general meeting,. Every shareholder of the Company shall have the right to receive the financial reports as referred to in this Chapter.

                  At a date no later than the twenty-first (21st) day before an annual general meeting of shareholders, the Company shall deliver the aforementioned reports to each shareholder of overseas listed foreign shares by prepaid mail. The receiving party's address shall be the address listed in the shareholder register.

                  Article 149 The financial statements of the Company shall not only be prepared in accordance with PRC accounting standards and regulations but also be prepared in accordance with international accounting standards. If there are material differences in the financial statements prepared using two different accounting standards, the differences should be set out in the notes to the financial statements. In distributing after-tax profit of the relevant fiscal year, the after-tax profit shall be the smaller amount in those two financial statements.

                  Article 150 Any interim results, annual results or any financial information relating thereto announced or disclosed by the Company shall be prepared in accordance with PRC accounting standards and regulations and, at the same time, shall also be prepared in accordance with international accounting.

                  Article 151 The Company shall make four announcement of its financial reports in each fiscal year in the following manner: the financial report for the first quarter of a fiscal year shall be announced within thirty
(30) days after the end of the first three (3) months thereof, the financial report for the first half of a fiscal year shall be announced within sixty (60) days after the end of the first half thereof, the financial report for the first nine (9) months of a fiscal year shall be announced within thirty (30) days after the end of the first nine (9) months thereof, and the annual financial report for a fiscal year shall be announced within one hundred and twenty (120) days after then end of such fiscal year.

                  Article 152 The Company shall have no accounting ledger other than the statutory accounting ledgers.

                  Article 153 Capital reserve of the Company shall include:

         (1) premium received above the par value of shares upon the issuance of such shares; and

         (2) other income as required by the responsible financial authorities of the State Council.

                  Article 154 The Company shall follow the following principles when distributing dividends after payment of all taxes required by tax laws:

         (1) The Company shall apply after-tax profit firstly to recover losses incurred in previous years, and no profit may be distributed prior to recovery of such losses; any retained profit in previous years may be added to the profit of the current year for distribution;

         (2) The Company may distribute after-tax profit in the following sequence according to relevant laws after using after-tax profit for loss recovery:

                  1. making allocation to the mandatory surplus reserve;
                  2. making allocation to the mandatory public welfare fund;
                  3. making allocation to the discretionary surplus reserve; and
                  4. paying dividend to holders of common share of the Company.

         (3) When the Company distributes after-tax profit for a given year, it shall allocate 10% of such profit to its mandatory common reserve and 5% to 10% of such profit to its mandatory public welfare fund. The Company is no longer required to make allocation to its mandatory common serve if the aggregate amount of such reserve exceeds 50% of the Company's registered capital.

         (4) The proposal regarding making allocation to the discretionary surplus reserve and paying dividend to holders of common share of the Company pursuant to Article 154 (2) and making allocation to mandatory public welfare fund pursuant to Article 154 (3) shall be prepared by the board of directors and subject to approval at a shareholders' general meeting.

                  Article 155 The Company may distribute dividends in the following forms:

         (1) cash; and

         (2) shares.

                  The Company shall take initiatives to implement a profit-distribution method which is focused to bring reasonable return for shareholders and also consistent with the Company's reasonable funding demand.

                  Article 156 The dividends of the Company and other distributions shall be calculated and declared in Renminbi. Cash dividends and other cash distributions with respect to domestic shares shall be paid in Renminbi. Cash dividends and other distributions with respect to foreign shares shall be paid in US Dollars; however, cash dividends and other cash distributions with respect to foreign shares transacted on the Hong Kong stock exchange shall be paid in Hong Kong Dollars.

                  For dividends and other distributions paid in currencies other than Renminbi, the Company shall use as the exchange rate the average of the median closing exchange rates of Renminbi for such currency as announced by the People's Bank of China for two working days in the week before such dividends or other distributions were declared.

                  Article 157 The Company shall appoint on behalf of the holders of overseas listed foreign shares a receiving agent. The receiving agent shall receive on behalf of the relevant shareholders declared dividends and all other moneys that should be paid by the Company in respect of overseas listed foreign shares.

                  Appointment of receiving agents by the Company shall comply with the law of the place where the shares are listed or the relevant requirements of the local stock exchange. The Company shall, on behalf of the holders of H Shares, appoint a company which is registered as a trust company under the Trustee Ordinance of Hong Kong as the receiving agent.

                  Any amount paid in advance of calls of any share may carry interest but shall not entitle the holder of the share to participate in respect thereof in a dividend subsequently declared.

                                   CHAPTER 16

                        APPOINTMENT OF ACCOUNTING FIRMS

                  Article 158 The Company shall appoint an independent accounting firm that satisfies the relevant requirements of the PRC to audit the annual financial reports and review other financial information of the Company.

                  Article 159 The term of appointment of an accounting firm shall be from the conclusion of the current shareholders' annual general meeting to the conclusion of the immediately following shareholders' annual general meeting.

                  Article 160 The accounting firm appointed by the Company shall have the following rights:

         (1) to inspect at any time the accounting ledgers, records or evidentiary documents of the Company and to request the directors, general manager or other senior officers of the Company to provide relevant information and explanation;

         (2) to request the Company to take all reasonable measures to obtain information and explanation from its subsidiaries required for performing such accounting firm's duties; and

         (3) to attend the shareholders' general meeting, to receive notices of meetings and other information relating to meetings which shareholders have the right to receive and to speak at any shareholders' general meeting with respect to matters which it is involved therein the capacity of the accounting firm of the Company.

                  Article 161 In case of vacancy of an accounting firm, the Board of Directors shall, before the holding of the shareholders' general meeting, fill that vacancy by appointing an accounting firm. If the Company has another acting accounting firm during the vacancy period, such other accounting firm may still act.

                  Article 162 An accounting firm may be removed by an ordinary resolution of the shareholders in a shareholders' general meeting before the expiration of its term of office notwithstanding the provisions of the contract made between the Company and the accounting firm. The relevant right to sue for compensation for dismissal by such accounting firm shall not be affected.

                  Article 163 The remuneration of an accounting firm or the method of determining the remuneration of an accounting firm shall be decided by shareholders in a shareholders' general meeting. The remuneration of an accounting firm that is appointed by the Board of Directors shall be decided by the Board of Directors.

                  Article 164 The appointment, dismissal or discontinuation of employment of an accounting firm shall be decided by the shareholders in a shareholders' general meeting. The decision shall be filed with the agency in charge of securities at the State Council for records.

                  Where any resolution is proposed to be passed at a shareholders' general meeting concerning the appointment of an accounting firm which is not the incumbent accountant of the Company to fill vacancy for the office of accountant of the Company, re-appointment of such accounting firm appointed by the Board of Directors of the Company, or the removal of an accounting firm before expiration of its term of office, the following provisions shall apply:

         (1) A copy of the proposal shall be sent before notice of the meeting is given to the shareholders to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post (such leave includes leaving by removal, resignation and retirement).

         (2) If the firm leaving its post makes representations in writing and requests the Company to notify such representations to the shareholders, the Company shall (unless the representations are received too late);

                  (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made; and

                  (ii) attach a copy of the representations to the notice and send it to the shareholders in the manner stipulated in these Articles.

         (3) If the firm's representations are not sent in accordance with item
         (2) of this Article, the relevant firm may require that the representations be read out at the meeting and may lodge further complaints.

         (4) A certified public accountants' firm which is leaving its post shall be entitled to attend:

                  (i) the shareholders' general meeting at which its term of office would otherwise have expired;

                  (ii) any shareholders' general meeting at which it is proposed to fill the vacancy caused by its removal; and

                  (iii) any shareholders' general meeting convened on its resignation;

         and to receive all notices of, and other communications relating to, any such meetings, and to speak at any such meetings in relation to matters concerning its role as the former accounting firm of the Company.

                  Article 165 The Company shall give advance notice to an accounting firm of a dismissal or discontinuation of employment of the accounting firm. The accounting firm has the right to state its views in a shareholders' general meeting. Any resigning accounting firm shall explain to a shareholders' general meeting whether there is any irregularity at the Company.

                  An accounting firm may resign its office by depositing at the Company's residence a written resignation notice which shall become effective on the date of such deposit or such later date as may be stipulated in such notice and such notice shall include the following:

         (1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; and

         (2) a statement of any such circumstances.

                  Where a notice is deposited under the preceding paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under item (2) of this Article, a copy of such statement shall be available for inspection by shareholders of the Company at the Company's residence. The Company shall also send a copy of such statement by prepaid mail to every holder of H shares at the addresses registered in the registers of shareholders.

                  Where an accounting firm's notice of resignation contains a statement under item (2) of this Article, the firm may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

                                   CHAPTER 17

                       MERGER AND DIVISION OF THE COMPANY

                  Article 166 Any merger or division of the Company shall be proposed by the Board of Directors and passed and approved in accordance with the relevant provisions in these Articles of Association and applicable laws. Shareholders who oppose the merger or division proposal have the right to request the Company or those shareholders who agree with the merger or division proposal to acquire their shares at a fair value. The resolution relating to a merger or division shall be regarded as a specialized document and shall be made available for shareholders' inspection. The special documents shall be sent by prepaid mail to holders of overseas listed foreign shares. The receiving party's address shall be the address listed in the shareholder register.

                  Article 167 The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company.

                  In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date when a resolution to merge is passed and shall publish notices in newspapers at least three times within thirty (30) days after a resolution to merge is passed.

                  Upon a merger, the creditor's rights and debts of each of the merging parties shall be assumed by the company which continues to exist or the newly established company.

                  Article 168 When the Company is divided, its assets shall be split in a corresponding manner.

                  In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days after a resolution to divide is passed and shall publish notices in newspapers at least three times within thirty (30) days after a resolution to merge is passed.

                  Debts of the Company prior to the division shall be assumed by the companies resulting from the division in accordance with the division agreement.

                  Article 169 When the Company merges or divides and there is a change in any registered matters, the Company shall amend the registration details with the company registration authority in accordance with the law. When the Company dissolves, the Company shall cancel its registration in accordance with the law. When a new company is established, its establishment shall be registered in accordance with the law.

                                   CHAPTER 18

                   DISSOLUTION AND LIQUIDATION OF THE COMPANY

                  Article 170 The Company shall be dissolved and liquidated in any of the following circumstances:

         (1) expiration of the term of business;

         (2) a general meeting of shareholders has decided by special resolution to dissolve the Company;

         (3) the Company is required to be dissolved due to a merger or division;

         (4) the Company cannot repay its debts when due and is declared insolvent under the law; or

         (5) the Company has been closed down in accordance with applicable laws and administrative regulations.

                  Article 171 If the Company is dissolved in accordance with
Article 155(1) or (2), a liquidation committee shall be formed within fifteen
(15) days and the members of the liquidation committee shall be selected by ordinary resolutions of shareholders in shareholders' general meetings.

                  If the Company is dissolved in accordance with Article 155(4), the People's Court shall organize a liquidation committee in accordance with the law which shall comprise of shareholders, relevant authorities and relevant professional personnel to carry out the liquidation.

                  If the Company is dissolved in accordance with Article 155(5), the relevant authorities shall organize a liquidation committee which shall comprise of shareholders, relevant authorities and relevant professional personnel to carry out the liquidation.

                  Article 172 Where the Board of Directors proposes to liquidate the Company other than because of a declaration of insolvency, the Board of Directors shall, in the notice convening a general meeting of shareholders to consider the proposal, include a statement to the effect that, after having made a full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within 12 months after the commencement of the liquidation.

                  Upon the adoption of a resolution of shareholders in a shareholders' general meeting to liquidate the Company, all powers of the Board of Directors of the Company shall cease immediately.

                  The liquidation committee shall report at least once each year its income and expenses, the business of the Company and the progress of the liquidation to the shareholders' general meeting; and a final report shall be made to the shareholders at a shareholders' general meeting when the liquidation is complete.

                  Article 173 The liquidation committee shall within ten (10) days of its establishment send notices to creditors and within sixty (60) days of its establishment publish notices in newspapers at least three times. The liquidation committee shall register the creditors' rights.

                  Article 174 During the liquidation period, the liquidation committee shall exercise the following powers:

         (1) to put in order the assets of the Company and prepare a balance sheet and an inventory of assets;

         (2) to send notices to creditors or notify them by public announcement;

         (3) to deal with and liquidate relevant uncompleted business matters of the Company;

         (4) to pay tax liabilities;

         (5) to put in order creditors' rights and indebtedness;

         (6) to deal with the residual assets after the Company's debts have been paid; and

         (7) to represent the Company in any civil proceeding.

                  Article 175 After putting the Company's assets in order and preparing a balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders' general meeting or to the relevant responsible authority for confirmation.

                  The assets of the Company shall be used to make repayments in the following order of priority:

         (1) wages and social insurance fees owed to the employees of the Company for the past three years prior to the date of liquidation;

         (2) overdue taxes and tax surcharges, funds and other amounts payable pursuant to applicable administrative regulations; and

         (3) bank loans, Company's bonds and other debts.

                  The assets of the Company remaining after its debts have been repaid in accordance with foregoing provision shall be divided among the shareholders of the Company in accordance with the class of shares and their proportional shareholdings.

                  During the liquidation period, the Company shall not commence any new operational activities.

                  Article 176 Where the Company is liquidated upon dissolution, if the liquidation committee, after putting the assets of the Company in order and preparing a balance sheet and an inventory of assets, finds that the assets of the Company are not sufficient to repay its debts, the liquidation committee shall apply to the People's Court for insolvency.

                  After the Company is declared insolvent by a ruling of the People's Court, the liquidation committee shall transfer liquidation matters to the People's Court.

                  Article 177 After the liquidation of the Company is completed, the liquidation committee shall prepare a liquidation report and an income and expenses statement, together with financial ledgers, during the liquidation period and shall submit to the shareholders' general meeting or the relevant authority for confirmation after verification by accountants registered in the PRC.

                  The liquidation committee shall, within 30 days from the date of the confirmation by the shareholders' general meeting or the relevant authority, submit the above mentioned documents to the relevant company registration authorities for cancellation of the registration of the Company and publish a notice that the Company is terminated.

                                   CHAPTER 19

                            PROCEDURES FOR AMENDING
                     THE COMPANY'S ARTICLES OF ASSOCIATION

                  Article 178 The Company shall amend these Articles of Association in accordance with applicable laws, administrative regulations and the provisions of these Articles of Association.

                  Article 179 Amendments to these Articles of Association which involve the provisions in the Mandatory Provisions shall be effective after approval by the responsible company approval authority authorized by the State Council. If the amendments involve registration matters of the Company, the Company shall amend its registration in accordance with applicable laws.

                                   CHAPTER 20

                                    NOTICES

                  Article 180 (1) Except otherwise provided in these Articles of Association, any notice, information or written statement to be given by the Company to shareholders shall be sent to shareholders by personal service or by prepaid mail to the address in the shareholders' register.

                  (2) Where a notice is sent by mail, the notice shall be deemed to have been sent if a letter containing the notice is properly addressed, and mailed, postage prepaid, and to have been duly received five (5) business days after the letter containing the notice is mailed.

                  (3) Any notice, order, document, materials or written statement to be served on the Company by shareholders or directors may be served by leaving it, or by sending it by registered mail addressed to the Company, at its legal address, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

                  (4) Service of any notice, order, document, material or written statement to be served on the Company by shareholders or directors may be proved by showing that the notice, order, document, material or written statement was mailed in such time as to permit its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

                  With respect to exercising the right to terminate sending dividend cheque by mail, if the dividend cheque is not cashed, then the right to terminate sending such cheques may be exercised after such dividend cheque has been not been cashed two consecutive times. However, this right may also be exercised the first time that the dividend cheque cannot be successfully sent to the receiving party and is returned.

                  With respect to exercising the right to sell shares of a shareholder who cannot be contacted, such rights may only be exercised if the situation is in conformity with the following provisions:

         (1) The relevant shares have been awarded dividends at least three times within the preceding twelve years and no person has claimed such dividends during the whole period; and

         (2) The Company, after the twelve year period has ended, has placed announcements in newspapers explaining the intention to sell the shares and notifying the Hong Kong Stock Exchange.

                                   CHAPTER 21

                             RESOLUTION OF DISPUTES

         Article 181 (1) Whenever any disputes or claims between holders of the overseas listed foreign Shares and the Company, holders of the overseas listed foreign Shares and the Company's directors, supervisors, general manager, deputy general managers or other officers, or holders of the overseas listed foreign Shares and holders of domestic shares arise from these articles of association or any rights or obligations conferred or imposed by the Company Law or laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be submitted for arbitration.

                  Where a dispute or claim of rights referred to in the preceding paragraph is submitted for arbitration, the entire claim or dispute must be referred to arbitration and any person (being the Company or a shareholder, director, supervisor, general manger, deputy general manager or other senior officer of the Company) who has a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall abide by the arbitration.

                  Disputes in relation to the identification of shareholders and the share register need not be referred to arbitration.

         (2) A claimant may elect arbitration at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

                  If a claimant elects arbitration at the Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Centre.

         (3) Where any disputes or claims of rights prescribed in item (1) of this Article are referred to arbitration, the PRC law shall apply, save as otherwise provided in laws and administrative regulations.

         (4) The award of any arbitration body shall be final and conclusive and binding on all parties.

                                   CHAPTER 22

                INTERPRETATION OF THESE ARTICLES OF ASSOCIATION

                  Article 182 The Board of Directors shall be responsible for the interpretation of these Articles of Association. Matters that have not been dealt with in these Articles of Association shall be proposed by the Board of Directors and submitted for the approval of a general meeting of shareholders.

                  These Articles of Association are written in both Chinese and English, the Chinese version shall prevail and has legal effect.


                  Article 183 In these Articles of Association, the meaning of an accounting firm is the same as that of "auditors".